Rule 424(b)(3)
333-127054

GigaBeam Corporation

Supplement dated November 9, 2005 to
Prospectus dated August 30, 2005

Recent Developments

On November 7, 2005, we sold an aggregate of 18,900 shares (the “Shares”) of our Series B Convertible Preferred Stock (the “Series B Preferred Stock”) with a stated value of $1,000 per Share and 1,302,191 common stock purchase warrants, each warrant to purchase one share of our common stock, over a five-year period, at an initial exercise price of $7.9827 per share (subject to adjustment), to institutional accredited investors for aggregate gross proceeds of $18.9 million (the “Financing”). We intend to use the net proceeds of approximately $17, 450,000 from the Financing for working capital and general corporate purposes.

Each share of Series B Preferred Stock is convertible at any time at the option of the holder into a number of shares (the “Conversion Shares”) of our common stock equal to the stated value divided by the conversion price (initially $7.6199 per share, subject to adjustment). The Series B Preferred Stock has a liquidation preference of $1,000 per Share. The Series B Preferred Stock will bear dividends at the initial rate of 8% of the liquidation preference per Share per annum until the third anniversary of the first issuance of Shares (the “Original Issue Date”), 11% from the third anniversary of the Original Issue Date until the fourth anniversary of the Original Issue Date and 14% thereafter, which shall accrue from the date of issuance, and shall be payable quarterly. We may redeem the Series B Preferred Stock in whole or in part at any time after three years following the Original Issue Date, and, at any time in connection with a fundamental transaction (as defined in the Certificate of Designation we filed with respect to the creation of the Shares) resulting in a change of control in which the common stock does not survive the closing of such transaction, in each case, subject to certain conditions and limitations, at the applicable redemption price. In connection with the Financing, we agreed to file a registration statement with the SEC covering the resale of the shares of our common stock issuable upon conversion of the Shares and otherwise issuable under the Certificate of Designation and the shares of common stock issuable upon exercise of the warrants.

On November 8, 2005 the last sale price of our common stock as reported on the Over the Counter Bulletin Board was $.7.25.